Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

C&J Energy Services, Inc.:

We consent to the use of our report dated March 2, 2017 with respect to the consolidated balance sheets of C&J Energy Services Ltd. and subsidiaries (Debtor-in-Possession) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of C&J Energy Services, Inc., incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Houston, Texas

March 7, 2017